EXHIBIT 21.1

Subsidiaries of the Registrant

1.	GrowOp Technology Ltd., a Nevada corporation
2.	Edible Garden Corp., a Nevada corporation
3.	MediPharm, LLC, a Nevada limited liability company (as of March 19, 2014)